SECURITIES AND EXCHANGE COMMISSION
                    Washington, D.C. 20549

                                FORM 6-K

      REPORT OF FOREIGN PRIVATE ISSUERS PURSUANT TO RULE
      13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT
                             OF 1934


Dated: March 19, 2003


                       Commission file number 1-11808

                              CORIMON, C.A.
         (Exact name of Registrant as Specified in its Charter)

                                VENEZUELA
      (Jurisdiction of Incorporation or organization of Issuer)


                 Calle Hans Neumann, Edificio Corimon, PH
                         Los Cortijos de Lourdes
                           Caracas, Venezuela
                (Address of Principal Executive Offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

[x] Form 20-F	[ ] Form 40-F

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

     [ ] Yes               [x] No

Attachment:

Material Events

(a) Corimon, C.A. announces Notice of Regular
    Shareholders Meeting.



     Pursuant to the requirements of the Securities
Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               CORIMON, C.A.


                               By:/s/Eduardo Melendez
                                  Eduardo Melendez
                                  Company C.F.O. and
                                  legal vice president




Date: March 19, 2003





                         Index to Exhibits


Exhibit          Item                 Sequentially Numbered Page

 (a)             Material Event                     3
                 description-
                 Corimon, C.A.
                 announces Notice
                 of Regular
                 Shareholders Meeting







                         Exhibit (a)




                         "CORIMON, C.A."
               AUTHORIZED CAPITAL: BS. 97,973,322.800.00
        SUBSCRIBED AND PAID-IN CAPITAL: BS. 75,368,354.800.00
                        CARACAS, VENEZUELA

                        NOTICE OF MEETING

The shareholders of Corimon, C.A. are called to a Regular
Shareholders Meeting to be held on March 28, 2003, at 5:00 p.m., in the Penthouse of the Corimon building, located at Calle Hans
Neumann, Los Cortijos de Lourdes, in the city of Caracas, Venezuela, in order to deliberate on the following agenda:

1. Consider and resolve upon the financial statements for the year ended November 30, 2002, considering the Statutory
Auditors' Report, as well as consider and resolve upon the Board of Directors' Report.

2. Consider and resolve upon the appointment of the statutory auditors and their alternates and determine their remuneration.
Appoint an independent public accounting firm to issue an opinion on the company's annual financial statements.

3. Consider and resolve upon an amendment to Article 11 of the Company's Bylaws regarding the scheduling of Shareholders
Meetings.

4. Consider and resolve upon an amendment to Articles 15 and 16 of the Company's Bylaws regarding management and administration of the Company. If this amendment passes, appoint the Directors to comprise the Board of Directors and appoint from among them the Directors who shall hold the offices of Chairman and Vice Chairman of the Board of Directors.

5. Consider and resolve upon the consolidation of the Company's
Bylaws into one single text, in view of the amendments to several
Bylaw articles in previous Shareholders Meetings, as well as those passed at this Shareholders Meeting.

The Board of Directors

Caracas, March 7, 2003

Note: The shareholders are informed that report submitted by the Board of Directors, the financial statements audited by public accountants for the fiscal year ended November 30, 2002, and the Statutory Auditors' report will be available for your inspection 15 days prior to the Shareholders Meeting at the company's offices located at Calle Hans Neumann, Corimon Building, Penthouse, Los Cortijos de Lourdes, Caracas, Venezuela and at Banco Venezolano de Credito, Securities Department, at Avenida Alameda, 8th Floor, San Bernardino, Caracas, Venezuela.